EXHIBIT A

FORM OF COVER LETTER TO OFFER TO REPURCHASE AND NOTICE OF INTENT TO TENDER

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD
THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

September 20, 2007

Dear BlackRock Multi-Strategy Hedge Advantage Shareholder:

        We are writing to inform you of important dates relating to a tender offer by BlackRock Multi-Strategy Hedge Advantage (the “Fund”). If you are not interested in having the Fund repurchase your shares (“Shares”) at this time, please disregard this notice and take no action.

        The tender offer period will begin on September 20, 2007 and will end on October 25, 2007. Tenders of Shares must be received no later than 12:00 midnight, New York time, October 25, 2007. The purpose of the tender offer is to provide a measure of liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

        Should you wish to tender any of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Notice of Intent to Tender, to be received no later than October 25, 2007. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY SHARES AT THIS TIME.

        All tenders of Shares must be received by your financial advisor either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by no later than October 25, 2007.

        If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the tender offer, or call the Fund at 1-877-GPC-ROCK. You may also direct questions to your financial advisor.

Sincerely,

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE